Exhibit 2

VOTING CO-ORDINATION AGREEMENT

This VOTING CO-ORDINATION AGREEMENT (this “Agreement”) is made October 28, 2025, by and between Dr. David LeBlanc (“LeBlanc”) and Simon Irish (“Irish”).

WHEREAS, LeBlanc and Irish were previously parties to that certain Voting Co-Ordination Continuance Agreement, dated April 5, 2024 (the “TEDI Voting Agreement”), by and among LeBlanc, Irish, Terrestrial Energy Development Inc., a Delaware corporation formerly known as “Terrestrial Energy Inc.” (“TEDI”), Terrestrial Energy (Ontario) Inc., a corporation existing under the laws of the Province of Ontario formerly known as “Terrestrial Energy Inc.”, and Canon Bryan, pursuant to which, among other things, LeBlanc granted Irish a proxy to vote on behalf of LeBlanc in Irish’s sole discretion such that that Irish would control the voting with respect to at least an equal number of stockholder votes as LeBlanc in TEDI;

WHEREAS, effective as of the date of this Agreement, HCM II Merger Sub Inc., a Delaware corporation, has merged with and into TEDI, with TEDI continuing as the surviving corporation (the “Merger”) and, as a result of the Merger, Irish and LeBlanc are no longer stockholders of TEDI or hold any securities convertible into capital stock of TEDI;

WHEREAS, effective as of the date of this Agreement, the TEDI Voting Agreement was terminated (the “Termination”) pursuant to a Termination Agreement dated as of the date hereof; and

WHEREAS, in connection with the Merger and the Termination, Irish and LeBlanc desire to enter into this Agreement to give effect to the principle of an equality of voting power between them in connection with the voting of any matter submitted to the stockholders of Terrestrial Energy Inc., a Delaware corporation formerly known as “HCM II Acquisition Corp.” (“TEI”), including through the voting of shares of common stock, par value $0.0001 per share (“Common Stock”), of TEI and shares of preferred stock designated as “Special Voting Preferred Stock”, par value $0.0001 per share (“Special Voting Preferred Stock”), of TEI, in each case that they hold following consummation of the Merger.

NOW, THEREFORE, IT IS HEREBY AGREED, that in consideration of mutual promises contained herein and the payment of One Dollar ($1.00) from Irish to LeBlanc, the receipt and sufficiency of which is hereby acknowledged:

1.             The following capitalized terms shall have them meanings attributed to them below when used in this Agreement:

a.            “Irish Controlled Votes” means, without duplication, the Irish Votes and the SWH Votes.

b.            “Irish Directed LeBlanc Votes” means, as of the record date for any matter submitted to a vote of the stockholders of TEI, the total of (i)(A) the Irish Controlled Votes plus the LeBlanc Votes, divided by (B) two (2), rounded up to the nearest whole number, less (ii) the Irish Controlled Votes; provided, that if the Irish Directed LeBlanc Votes is less than zero (0), the Irish Directed LeBlanc Votes shall be deemed to be zero (0).

c.            “Irish Votes” means the aggregate number of votes Irish is entitled to cast in connection with the shares TEI Stock held by Irish with respect to any matter subject to a vote of the stockholders of TEI (excluding the Irish Directed LeBlanc Votes), whether directly or indirectly, beneficially or of record, now owned or hereafter acquired.

d.            “LeBlanc Votes” means the aggregate number of votes LeBlanc is entitled to cast, with respect to any matter subject to a vote of the stockholders of TEI (without regard to this Agreement), in connection with the shares of TEI Stock held by LeBlanc, whether directly or indirectly, beneficially or of record, now owned or hereafter acquired.

e.            “LeBlanc Unrestricted Votes” means the number of LeBlanc Votes that are not Irish Directed LeBlanc Votes.

f.             “SWH” means, collectively, SWH CAPITAL DEFINED BENEFIT PLAN and SWH Capital LLC, a Delaware limited liability company.

g.            “SWH Votes” means the aggregate number of votes SWH is entitled to cast, with respect to any matter subject to a vote of the stockholders of TEI, in connection with the shares of TEI Stock held by SWH, whether directly or indirectly, beneficially or of record, now owned or hereafter acquired.

h.            “TEI Stock” means the Common Stock of TEI and the Special Voting Preferred Stock of TEI.

2.             All actions of LeBlanc and Irish in relation to their shares in TEDI heretofore taken are expressly agreed, ratified and adopted by LeBlanc and Irish.

3.             LeBlanc and Irish agree to certify the number of LeBlance Votes and Irish Directed Votes, respectively, to each other and TEI upon reasonable request. TEI is an intended third-party beneficiary of this paragraph. LeBlanc and Irish acknowledge and agree that TEI may rely on the ownership information so certified.

4.             LeBlanc agrees that he shall exercise his votes in relation to the Irish Directed LeBlanc Votes as directed by Irish in his sole discretion for any matter submitted to a vote of the stockholders of TEI (including, for the avoidance of doubt, by written resolution).

5.             Any vote controlled by Irish or LeBlanc (caused by the aggregate of the number of Irish Controlled Votes and LeBlanc Votes being an odd number) which would result in an inequality between (i) the LeBlanc Unrestricted Votes and (ii) the aggregate of the Irish Controlled Votes and the Irish Directed LeBlanc Votes, shall not be cast by Irish or LeBlanc as the case may be.

6.             Irish agrees that LeBlanc may vote the LeBlanc Unrestricted Votes at LeBlanc’s sole discretion.

7.             Nothing in this Agreement shall limit or restrict Irish or LeBlanc in acting in his capacity as a director or officer of TEI and exercising his fiduciary duties and responsibilities, it being understood that this Agreement applies to each of Irish and LeBlanc solely in their capacity as stockholders of TEI and does not apply to, and shall not limit or affect in any manner, Irish’s or LeBlanc’s actions, judgments or decisions as a director or officer of TEI.

8.             This Agreement shall continue until, and shall terminate upon, the earlier of: (a) the date on which either Irish or LeBlanc beneficially owns less than 450,000 shares of Common Stock of TEI (including, in the case of LeBlanc, Common Stock of TEI which would be issuable upon an exchange of the exchangeable shares in the capital of ExchangeCo beneficially owned by LeBlanc) and (b) the date this Agreement is terminated by mutual written agreement of Irish and LeBlanc.

9.             Amendments to this Agreement shall be in writing and signed by Irish and LeBlanc, and in the event that any provision is not enforceable, it shall be severed, and the remainder of this Agreement shall remain in full force and effect.

10.           This Agreement shall be governed by the laws of the State of Delaware and each of Irish and LeBlanc submits to the jurisdiction of the courts of the State of Delaware.

11.           This Agreement and any amendment to it may be evidenced by its being executed in one or more counterparts in paper or electronic form including but not limited to by facsimile or email or by exchange of. PDF versions of the Agreement signed by any appropriate electronic signature.

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IN WITNESS WHEREOF, LeBlanc and Irish have executed this Agreement as of the date first set forth above.

LEBLANC:

/s/ Dr. David LeBlanc
Name: Dr. David LeBlanc

IRISH:

/s/ Simon Irish
Name: Simon Irish